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                                 EXHIBIT 28.1

         Asset Purchase Agreement dated April 10, 1996 by and among Chattem, Inc., Signal Investment & Management Co. and Martin Himmel Inc.


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                           ASSET PURCHASE AGREEMENT

    This ASSET PURCHASE AGREEMENT dated as of April 10, 1996 by and among SIGNAL INVESTMENT & MANAGEMENT CO. ("Signal"), a Delaware corporation with offices at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19890, CHATTEM, INC., a Tennessee corporation with offices at 1715 West 38th Street, Chattanooga, TN 37409 ("Chattem" and collectively with Signal referred to herein as "Purchaser"), MARTIN HIMMEL INC., a Delaware corporation with offices at 450 Park Avenue, Suite 501, New York, New York 10022 ("Seller") and JEFFREY S. HIMMEL, the principal stockholder of Seller, having an address c/o Martin Himmel Inc., 450 Park Avenue, Suite 501, New York, New York 10022 ("Stockholder").

                              W I T N E S S E T H :

    In consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                    ARTICLE I

  Section 1.  PURCHASE AND SALE.

        1.1. ASSETS TO BE ACQUIRED. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser hereby agrees to purchase and accept from Seller, on the Closing Date, as hereinafter defined, those certain assets, tangible and intangible (the "Assets") relating to the marketing, distribution and sale of the medicated skin care products consisting of Gold Bond Medicated Powder, Baby Gold Bond Medicated Powder, Extra Strength Gold Bond Medicated Powder, Gold Bond Medicated Anti-Itch Cream and line extensions thereof relating to moisturizer, lotion and foot powder products (collectively, the "Products") which Seller advertises, sells and distributes (hereinafter referred to collectively as the "Business") as follows:

              (a) All inventories as set forth on Schedule 1(a) attached hereto owned by Seller including raw materials, goods-in-process, finished goods, packaging, supplies and labels (the "Inventory");

              (b) All right, title and interest of Seller in and to the Products and in all trademarks, copyrights, trade names and trademark applications related to the Products, including all goodwill associated therewith, all as more specifically described on Schedule 1(b) attached hereto;

              (c) All market research data, promotional and advertising materials in Seller's or any of its agencies' possession, including but not limited to, television and radio spots and catalog sheets of Seller related exclusively to the Products excluding those Assets referred to in Section 1.2(e); and

              (d) All technology, know-how, production details, research data, product development formulae, data, consumer complaint files, regulatory files, formulas, customer lists and files, distributor lists and files, vendor lists and files and goodwill of the Seller relating exclusively to the Products.

       It is hereby expressly understood and agreed that the foregoing Assets are to be transferred and conveyed to Purchaser as above specified, by good and sufficient bill of sale, and other documents of transfer, as provided in
Section 8 hereof, free and clear of all liens, charges, encumbrances, debts, liabilities and obligations whatsoever, except as specifically described herein.

        1.2. ASSETS NOT BEING ACQUIRED. Excluded from the Assets to be sold, conveyed, transferred and assigned by Seller, and purchased and accepted by Purchaser under Section 1 hereof, are all assets of Seller other than the Assets (collectively referred to herein as the "Excluded Assets") including, without limitation:

              (a) All cash and cash equivalents (such as certificates of deposit, treasury bills and marketable securities) of Seller;

              (b)  All accounts or notes receivable of any type of Seller;

              (c) All of Seller's rights to any Federal, state or local tax refunds;

              (d) All right, title and interest of Seller in the products "Keep It In Your Sneaker" and "EZO";

              (e) All of Seller's and its affiliates' know-how, confidential information and expertise related to media buying and placement services, creative advertising and production, including any and all documentation related thereto;

              (f) All of Seller's right, title and interest in and to all distribution agreements, services agreements and other agreements between Seller and affiliates of Seller as set forth on Schedule 4.4 attached hereto;

              (g) All of Seller's claims, rights, causes of action, credits and rights of set off related to the Excluded Assets or the Retained Liabilities, including but not limited to all rights or claims of subrogation; and

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              (h)  All of Seller's stock records, corporate documents,
minutes or any other records or documents which Seller is required by law or governmental regulation to keep in its possession (subject to Section 6.4 hereof).

                                  ARTICLE II

  Section 2.  OBLIGATION AND LIABILITIES OF SELLER AND STOCKHOLDER.

        2.1. ASSUMPTION OF CERTAIN OBLIGATIONS AND LIABILITIES BY PURCHASER. On the Closing Date Purchaser shall assume and be solely and exclusively liable with respect to, and shall pay, perform or discharge in accordance with their respective terms, all of those liabilities and obligations of Seller and Stockholder specifically set forth on Schedules 2, 4.5 and 6.6 attached hereto and incorporated herein by reference, including but not limited to (i) the purchase orders and other agreements listed on Schedule 2 and (ii) the Assumed Returns and Allowances more specifically described in
Section 6.6 hereof (collectively, the "Assumed Liabilities"), and Purchaser shall defend, indemnify and hold harmless Seller and Stockholder from and against any loss or liability arising from any Assumed Liabilities pursuant to Section 11 hereof.

        2.2. NON-ASSUMPTION OF OBLIGATIONS AND LIABILITIES BY PURCHASER. Except for the Assumed Liabilities, Purchaser shall not assume, pay, perform or discharge, or take subject to, any obligations or liabilities in respect of any agreements and other binding arrangements related to the Assets or the business of Seller, or with respect to claims, actual or contingent, penalties and fines arising or based on occurrences or events existing on or prior to the Closing Date, including but not limited to, claims for Federal, state or local taxes, lawsuits (pending or threatened), or any claim of any present or former employee of Seller, whether under any pension, profit sharing or other benefit plan or otherwise and the Retained Returns and Allowances more specifically described in Section 6.6 hereof (collectively, the "Retained Liabilities"), and Seller and Stockholder shall defend, indemnify and hold harmless Purchaser from and against any loss or liability arising from any loss, obligations or liabilities of the Seller and Stockholder other than the Assumed Liabilities pursuant to Section 11 hereof.

                                   ARTICLE III

  Section 3.  PURCHASE PRICE.

        3.1.  PAYMENT TERMS.

              (a) Subject to the terms and conditions of this Agreement, Purchaser hereby agrees to purchase the Assets for a purchase price payable as follows: (i) Thirty-Nine Million ($39,000,000) Dollars to be paid in cash on the Closing Date in certified funds or by wire transfer (the "Cash Consideration"); and

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(ii) such number of shares of the voting common stock of Chattem equivalent in value to One Million ($1,000,000) Dollars, such number of shares to be determined by dividing $1,000,000 by the average closing price for the ten
(10) consecutive business days immediately prior to the Closing Date as reported on the NASDAQ over-the-counter system (the "Chattem Shares"); (the Cash Consideration and the Chattem Shares being hereinafter collectively referred to as the "Purchase Price"). The Purchase Price shall be subject to adjustment for the value of the inventory purchased hereby as of the Closing Date pursuant to Section 12 hereof.

              (b) Purchaser shall register the Chattem Shares for sale by preparing and filing a registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") not later than three (3) business days following the Closing Date. Purchaser shall use its best efforts to cause such registration statement (the "Registration Statement") to become effective as promptly as practicable and to continue the effectiveness of such Registration Statement for twenty-four (24) months after the Closing Date. Purchaser shall furnish to Seller not later than five (5) days prior to the Closing Date copies of the Registration Statement as it is proposed to be filed by Purchaser with the SEC. Thereafter Purchaser shall furnish Seller with copies of all filings with the SEC and all state securities commissions, including copies of all correspondence with such agencies. If for any reason Purchaser is unable to register the Chattem Shares within ninety (90) days after the Closing Date, Purchaser shall pay Seller within two (2) business days of the expiration of such 90 day period, the amount of $1,000,000 in exchange for the Chattem Shares previously delivered to Seller.

        3.2.  DEPOSIT AND ESCROW.

              (a) Simultaneously with the execution hereof, Purchaser shall deliver to Tashlik, Kreutzer & Goldwyn P.C. ("TK&G") a cashier's check in the amount of One Million ($1,000,000) Dollars payable to TK&G, receipt of which by TK&G is acknowledged by Seller, and which shall constitute a deposit by Purchaser against (and in reduction of) the Purchase Price payable by Purchaser at the Closing. Such deposit shall be credited as part of the Nine Million Five Hundred Twenty-Four Thousand Nine Hundred and Sixty ($9,524,960) Dollars set aside in a separate account pursuant to Section 5.5 hereof. TK&G shall act as the escrow agent of Seller and Purchaser (the "Escrow Agent") hereunder. The Escrow Agent shall deposit said cashier's check into an interest-bearing escrow account, and shall hold the proceeds of such check as an escrow fund ("Escrow Fund") in accordance with the terms of this Section
3.3. The Escrow Agent shall safeguard the Escrow Fund and shall treat the Escrow Fund as trust funds in accordance with the provisions hereof. Any interest or other earnings received by the Escrow Agent in respect of the principal of the Escrow Fund shall be deemed part of the Escrow Fund and shall be paid to the party entitled to the Escrow Fund as hereinafter provided.

              (b) If the Closing shall occur, Seller shall be entitled to the Escrow Fund absolutely and the Escrow Agent shall pay over the Escrow Fund to Seller at the Closing as a credit against the Purchase Price.

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              (c)  Seller shall be entitled, in addition to all its remedies at law or in equity, to be paid the Escrow Fund (x) if the Closing shall not occur by June 30, 1996 as the result of (i) a material, uncured breach of this Agreement by Purchaser or (ii) Purchaser's refusal to close after fulfillment by Seller of all conditions precedent to Purchaser's obligations under this Agreement; or (y) if Purchaser at any time notifies, or is obligated to notify, Seller of the refusal by NationsBank (the "Bank") to finance, in the amount of $29,500,000 (the "Bank Financing Amount"), the transaction contemplated herein. In the event the Bank so refuses to finance the Bank Financing Amount, Purchaser shall have five (5) business days, time being of the essence, to provide in immediately available funds an amount equal to the difference (the "Shortfall Amount") between (A) the amount the Bank is willing to finance and (B) $29,500,000. Written notice of the Purchaser's ability or inability to provide the Shortfall Amount shall be given via facsimile not later than 5:00 P.M. on the fifth (5th) business day after the Bank's refusal to finance the Bank Financing Amount. Notwithstanding anything to the contrary contained herein, in the event the Closing shall not have occurred because Purchaser has not actually received the $29,500,000 financing by April 30, 1996 and all conditions precedent to Purchaser's obligations under Section 7.1(a)-(f) inclusive of this Agreement have been fulfilled, time being of the essence, Seller shall be entitled, in addition to all its remedies at law or in equity, to terminate this Agreement and be paid the Escrow Fund.

              (d) If the Closing shall not occur by June 30, 1996, Purchaser shall be entitled to be paid the Escrow Fund if the non-occurrence of the Closing was the result of (i) the mutual agreement of Purchaser and Seller to terminate this Agreement, (ii) a material, uncured breach of this Agreement by Seller, (iii) Seller's refusal to close after fulfillment by Purchaser of all conditions precedent to Seller's obligations under this Agreement, or (iv) the conditions to Purchaser's obligations under Section 7.1 shall not have been satisfied.

              (e) The Escrow Agent shall pay over the Escrow Fund to Seller or Purchaser, as the case may be, in accordance with the provisions of subsections (c) and (d) of this Section 3.3, unless the other party, prior to said date, shall have delivered to the Escrow Agent written objection to such delivery of the Escrow Fund. If either party shall have delivered such objection, the Escrow Agent shall continue to hold and safeguard the Escrow Fund until the Escrow Agent shall receive either (a) the written agreement of Seller and Purchaser as to the disposition of the Escrow Fund or (b) an order, decree or judgment of a court of competent jurisdiction which has been finally affirmed on appeal or which by lapse of time or otherwise is not subject to appeal, and the Escrow Agent shall pay over the Escrow Fund accordingly.

              (f) Purchaser and Seller agree that the escrow provisions of the escrow agreement ("Escrow Agreement") attached hereto as Exhibit A shall apply and be binding upon them as if fully set forth herein and such Exhibit shall be deemed an integral part of this Agreement. The Escrow Agent may in addition elect, at its sole option, to commence an interpleader action or seek other judicial relief or orders as it may deem necessary.

        3.3. ALLOCATION OF PURCHASE PRICE. The parties agree that the Purchase Price shall be allocated as specified in Exhibit B annexed hereto and made a part hereof. The parties agree to report this transaction and the allocations for income tax purposes in a manner consistent with this Agreement.


                                  ARTICLE IV

  Section 4. REPRESENTATIONS AND WARRANTIES BY SELLER AND STOCKHOLDER. Seller and Stockholder jointly and severally represent and warrant to Purchaser as set forth below:

        4.1. ORGANIZATION, EXISTENCE AND AUTHORITY OF SELLER. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its operations as now being conducted and to execute, deliver and perform this Agreement and the other agreements and instruments to be executed and delivered by Seller pursuant hereto and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Seller does not, and the consummation of the transactions contemplated hereby will not, violate any provisions of (a) Seller's Certificate of Incorporation or By-Laws or (b) any law or regulation applicable to Seller or Stockholder or the provisions of any agreement, mortgage, lease, instrument, order, arbitration award, judgment or decree to which Seller or Stockholder is a party or by which Seller or Stockholder is bound.

        4.2. POWER AND AUTHORITY. Seller has the corporate power and corporate authority to execute, deliver and perform this Agreement and the other agreements and instruments to be executed and delivered by Seller pursuant hereto, and Seller has taken all action required by law or otherwise, including but not limited to approval by its Board of Directors and, if required by law, its stockholders, to authorize such execution, delivery and performance. This Agreement has been duly executed and delivered by Seller and Stockholder and constitutes, and such other agreements and instruments when duly executed and delivered by Seller and Stockholder will constitute, legal, valid and binding obligations enforceable in accordance with their respective terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The execution, delivery and performance by Seller and Stockholder of this Agreement and such other agreements and instruments and its consummation of the transactions contemplated hereby and thereby will not violate, conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the creation of a lien or encumbrance on the Assets under, any agreement by which any of the Assets may be bound or affected.

        4.3. CONSENTS. Except as disclosed on Schedule 4.3 hereof and any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no consent, filing or approval of any Federal, state or local government agency or department or any other person not a party to this Agreement is required or necessary in connection with the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby, excluding from the foregoing such consents, filings or approvals which would not individually or in the aggregate have a material adverse effect on the Business taken as a whole ("Material Adverse Effect") and would not have a Material Adverse Effect on the ability of Seller to consummate the transactions contemplated by this Agreement.

        4.4. TITLE TO AND CONDITION OF ASSETS. Seller has good and marketable title to the Assets. Except with respect to Seller's non-North American trademarks, Seller is, and on the Closing Date will be, the owner of the Assets free and clear of all liens, encumbrances, claims, security interests and charges ("Liens") of any kind whatsoever, except for those Liens disclosed on Schedule 4.4 attached hereto. To the best of its knowledge, Seller is, and on the Closing Date will be, the owner of all right, title and interest in and to its non-North American trademarks free and clear of all Liens, except as disclosed on Schedule 4.4. Except with respect to Inventory, Seller is conveying all of the tangible Assets on the Closing Date on an "as is, where is" basis. The Inventory is of good and merchantable quality and is of quality, quantity and condition that is usable or saleable in the ordinary course of business.

        4.5. COMPLIANCE WITH AGREEMENTS. Schedule 4.5 and 6.6 contain lists of all written contracts and other agreements material to the Business. True and complete copies of all such written contracts and other agreements to be assigned by Seller and assumed by Purchaser have been initialed by representatives of Purchaser and Seller, including but not limited to the purchase orders and other agreements listed on Schedule 2 attached hereto, and have been delivered to Purchaser prior to or concurrently with the execution of this Agreement. Except as described in Schedules 4.5 and 6.6, each of the foregoing contracts and other agreements is valid and enforceable in accordance with its terms. Seller has complied in all material respects with the provisions of such contracts and other agreements and is not, and at the time of the Closing will not be, in default under any of them. To Seller's knowledge, no other party to any of the foregoing contracts or agreements is in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein and no event has occurred which, with or without the giving of notice or lapse of time, or both, would constitute a material default thereunder. Except as disclosed on
Schedule 4.5 such contracts and other agreements will be in full force and effect at the time of Closing, unless by their terms they expire prior thereto.

        4.6. TAXES. Seller has filed or will file when due all Federal, state and local tax returns required by law and shall pay and remit any and all Federal, state and municipal income, manufacturer's excise, Federal and state

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withholding, FICA, FUTA, state unemployment taxes, state and municipal sales and use taxes, license fees and other taxes, fees or charges ("Taxes") levied or imposed upon Seller as the result of its sale and marketing of the Products that are payable or have accrued on or prior to the Closing Date, other than liens for Taxes not yet due and payable or that are being contested in good faith. Seller has not incurred any tax liability, including interest, penalties or assessments, which may result in the imposition of any lien, charge, security interest or any other encumbrance on the Assets.

        4.7. LITIGATION OR DISPUTES. Except as disclosed in Schedule 4.7 attached hereto, there is no action at law or in equity, governmental proceeding, arbitration, product liability suit, administrative hearing, or other dispute, litigation, or proceeding pending, or to the best of Seller's knowledge threatened, against Seller relating to the Business or which challenges the validity of this Agreement. Seller is not in default with respect to any judgment, order, writ, injunction or decree of any court or administrative body or, to the best of Seller's knowledge, in violation of any statute, ordinance or regulation relating to the Products or the Assets.

        4.8. FINANCIAL INFORMATION. Seller has delivered to Purchaser audited income statements of Seller for its fiscal years ended December 31, 1994 and 1995 (collectively, "Financial Data") and, within 45 days following each month end unaudited monthly income statements for the periods after December 31, 1995. The Financial Data has been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved, is true and correct in all material respects and was prepared from the books and records of Seller, and except as set forth on
Schedule 4.8 fairly presents in all material respects the sales, operating income, cost of goods and advertising and promotion expense of the Business for the periods indicated. Except as disclosed in the notes to the Financial Data no material revenues or expenses of the Business are derived from or funded by affiliates of Seller or Stockholder. Since December 31, 1995, no customers of the Business which in the aggregate accounted for sales of $1.5 million in fiscal 1995 have advised or threatened Seller that they will discontinue or decrease materially their purchases of the Products.

        4.9. TRADEMARKS, LICENSES, ETC. To the best of Seller's knowledge, Seller has good and marketable title free and clear of any liens or encumbrances or rights or claims of others the rights to use, transfer and assign all non-North American trademarks and service marks and registrations thereof and applications therefor. Seller has good and marketable title free and clear of any liens or encumbrances or rights or claims of others, the rights to use, transfer and assign all North American trademarks and service marks and registrations thereof and applications therefor, trade names, brands, copyrights, copyright applications and copyright registrations, licenses, franchises, permits, processes, formulas, trade secrets, inventions and royalties, and rights with respect thereto, and all technical know-how, customer lists and non-competition covenants accruing to the benefit of Seller (collectively, including non-North American rights, "Business Rights") necessary for the conduct of the Business as now conducted for the Products, without any conflict or infringement with the rights of others, including officers, directors or shareholders of Seller, and Seller has not received notice of any claim or assertion that any of the Assets, Products or Business Rights infringe or conflict with the rights of others, and, to the best of Seller's knowledge, there is no infringement or violation by any other person of the Business Rights. Schedule 1(b) sets forth a complete and correct list of all trademark registrations and applications and, to Seller's knowledge, each foreign trademark registration included in the Business Rights is properly filed or registered with all appropriate government offices and agencies for the goods for which it is being used and, to Seller's knowledge, is valued and in full force and effect.

        4.10.  NO MATERIAL ADVERSE CHANGE.  Except as set forth in
Schedule 4.10, since December 31, 1995 there has been no change that has had or is reasonably likely to have a Material Adverse Effect on the Business.

        4.11. EMPLOYEES. Seller acknowledges that Purchaser will not be employing any of Seller's employees after the Closing Date and that Seller shall be responsible for the salaries, bonuses, severance and other compensation and benefits of Seller's employees.

        4.12. COMPLIANCE WITH LAW. Except as disclosed on Schedule 4.12, Seller has, to the best of its knowledge, conducted its operations in connection with the sale, packaging, advertising and marketing of the Products in accordance with all material applicable Federal, state and local laws, ordinances, regulations and requirements, including, but not limited to, FDA (including current Good Manufacturing Practices) and FTC rules, regulations and guidelines and possesses all approvals, consents, licenses and permits required for the conduct of the Business, except where the failure to so conduct its operations or to possess such approvals, consents, licenses and permits, if any, would not have a Material Adverse Effect. Except as disclosed on Schedules 4.10 and 4.12, the Inventory is not misbranded, damaged or defective, and is usable and saleable. The Seller has not received any notice relating to changes in the requirements for such approvals, consents, licenses or permits which might be deemed to affect such operations nor has Seller received notice of any challenge, investigation or proceeding in connection with any applicable regulation, guidelines, ordinance or other law, order, regulation or requirement relating to its business and operations as they relate to the Products.

        4.13. OBLIGATION TO UPDATE SCHEDULES. Seller shall promptly disclose to Purchaser any information contained in its representations and warranties or Schedules which, because of an event occurring after the date hereof, is materially incomplete or is no longer materially correct as of all times after the date hereof until the Closing Date or any material adverse development affecting the results of operations of the Business; PROVIDED, HOWEVER, that none of such disclosures shall be deemed to modify, amend or supplement the representations and warranties of Seller or the Schedules attached hereto unless Purchaser shall have consented thereto in writing.

                                    ARTICLE V

  Section 5. REPRESENTATIONS AND WARRANTIES BY PURCHASER. Purchaser represents and warrants to Seller and Stockholder as set forth below:

        5.1. ORGANIZATION, EXISTENCE AND AUTHORITY OF PURCHASER. Signal and Chattem are corporations duly organized, validly existing and in good standing under the laws of the States of Delaware and Tennessee, respectively, and each has all requisite corporate power and authority to carry on its operations as now being conducted, and to execute, deliver and perform this Agreement and the other agreements and instruments to be executed and delivered by Purchaser pursuant hereto and to consummate the transactions contemplated hereby and thereby, except where any such failure would not individually or in the aggregate have a material adverse effect on the business, operations or financial condition of Purchaser taken as a whole. The execution and delivery of this Agreement by Purchaser does not, and the consummation of the transactions contemplated hereby will not, violate any provisions of (a) Purchaser's Certificate of Incorporation, Charter or By-Laws or (b) any law or regulation applicable to Purchaser of the provisions of any agreement, mortgage, lease, instrument, order, arbitration award, judgment or decree to which Purchaser is a party or by which Purchaser is bound.

        5.2. POWER AND AUTHORITY. Purchaser has the corporate power and corporate authority to execute, deliver and perform this Agreement and the other agreements and instruments to be executed and delivered by Purchaser pursuant hereto, and Purchaser has taken all action required by law or otherwise, including but not limited to approval by its Board of Directors, to authorize such execution, delivery and performance. This Agreement has been duly executed and delivered by Purchaser and constitutes, and such other agreements and instruments when duly executed and delivered by Purchaser will constitute, legal, valid and binding obligations enforceable in accordance with their respective terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be bought. The execution, delivery and performance by Purchaser of this Agreement and such other agreements and instruments and its consummation of the transactions contemplated hereby and thereby will not violate, conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, any agreement by which the Purchaser may be bound or affected.

        5.3. CONSENTS. Except as disclosed on Schedule 5.3 hereof and any applicable requirements of the HSR Act, no consent, filing, approval of any Federal, state or local governmental agency or department or any other person not a party to this Agreement is required or necessary in connection with the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby, excluding from the foregoing such consents, filings or approvals which would not have a Material Adverse Effect and would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

        5.4. LITIGATION. Except as disclosed in Schedule 5.4, there is no action, claim or proceeding pending or, to the best knowledge of Purchaser, threatened, against Purchaser which challenges the validity of this Agreement by or before any court, governmental or regulatory authority or by any third party.

        5.5. SUFFICIENCY OF FUNDS. Purchaser has delivered to Seller a copy of its commitment letter dated April 10, 1996 from the Bank evidencing the Bank's commitment to lend not less than Twenty-Nine Million Five Hundred Thousand ($29,500,000) Dollars to Purchaser (the "Bank Commitment Letter"), and subject to the satisfaction of the conditions therein, Purchaser will have at the Closing sufficient immediately available funds to pay the Cash Consideration and to effect the transactions contemplated hereby. On the date hereof, Purchaser has readily available funds to finance a portion of the Cash Consideration of not less than Nine Million Five Hundred Twenty-Four Thousand Nine Hundred and Sixty ($9,524,960) Dollars in cash set aside in a separate account with Purchasers's counsel Miller & Martin as agent ("M&M"), consisting of Purchaser's working capital and additional cash Purchaser has received from affiliates and certain investors. Purchaser shall use its good faith best efforts to complete the bank financing pursuant to the Bank Commitment Letter by April 30, 1996. M & M has been authorized and instructed by Purchaser to utilize such funds to pay a portion of the Cash Consideration hereunder pursuant to the terms and conditions of this Agreement. Purchaser has received a fairness opinion from an independent financial adviser as to the price and terms of the purchase of shares of common stock of Chattem to be issued to certain investors in connection with a private placement for purposes of financing a portion of the Cash Consideration.

        5.6. INVESTIGATION BY PURCHASER. Purchaser has conducted its own independent review and analysis of the Business, operations, assets, liabilities, results of operations, financial condition and prospects of the Business and acknowledges that Seller has provided Purchaser with access to the records of the Business for this purpose. In entering into this Agreement, Purchaser has relied solely upon its own investigation and analysis and the representations, warranties and agreements set forth in this Agreement and the Schedules, exhibits and other documents delivered pursuant hereto. Purchaser (a) acknowledges that neither Seller nor any of its directors, officers, employees, affiliates, stockholders or representatives (the "Representatives") has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or its Representatives and (b) in the absence of fraud agrees, to the fullest extent permitted by law, that neither Seller nor any of its Representatives shall have any liability or responsibility whatsoever to Purchaser or its Representatives on any basis (including, without limitation, in contract or tort, under Federal or state securities laws or otherwise) based upon any information provided or made available, or statements made, to Purchaser or any of its Representatives (or any omissions therefrom), except that the foregoing shall not limit or negate in any way the representations and warranties and other agreements of Seller and Stockholder set forth in this Agreement and the schedules, exhibits and other documents delivered pursuant hereto.

        5.7. REQUIREMENTS FOR REGISTRATION ON FORM S-3. On the date hereof Purchaser meets, and on the Closing Date will meet, all statutory and regulatory requirements necessary for Purchaser to file the Registration Statement on Form S-3 with the SEC registering shares to be sold by its then existing shareholders.

        5.8. NO MATERIAL ADVERSE CHANGE. To the best of Purchaser's knowledge there has been no event that would have a material adverse effect on the condition (financial or otherwise), assets, properties, business, operations or prospects of Purchaser taken as a whole after giving effect to the transactions contemplated hereby which could reasonably cause the Bank to decline to provide or participate in the financing or suggest or give cause to suggest alternative financing amounts or structures proposed in the Bank Commitment Letter. Purchaser has shared with the Bank all of the information regarding the Business and the Purchaser's business as has been requested by the Bank. Purchaser shall immediately notify Seller in writing of any refusal by the Bank, or any threat to refuse by the Bank, to finance the Bank Financing Amount (the "Bank Refusal Notice"). The Bank shall deliver a letter to Purchaser on the date hereof, a copy of which Purchaser shall immediately furnish to Seller, to the effect that the Bank in its investigation of the Purchaser and the Business has not become aware of facts that would change its commitment as expressed in the Bank Commitment
Letter. As soon as available, the Purchaser shall also deliver to the Seller a copy of the favorable trademark appraisal report upon which the Bank is relying for purposes of financing the acquisition of the Business pursuant to the Bank Commitment Letter.

                                  ARTICLE VI

  Section 6.  ADDITIONAL COVENANTS AND AGREEMENTS.

        6.1. BULK SALES LAW. Compliance with the laws of any jurisdiction relating to the bulk sale of assets, if applicable, is waived and Seller and Stockholder indemnify and hold Purchaser harmless from any liability or claim arising from a failure to comply with such laws.

        6.2. REASONABLE ACCESS BY PURCHASER PENDING CLOSING. Seller will give to Purchaser, its counsel, accountants, financial advisers and lenders, engineers and other representatives, after reasonable notice, reasonable access, during normal business hours, throughout the period prior to the Closing, to all of the properties, books, contracts, commitments and records relating exclusively to the Business, and shall fully cooperate with Purchaser and its accountants in connection with the preparation of timely and complete audited financial statements relating to the financial disclosure of the acquisition of the Business in accordance with the rules under Regulation S-X and Form 8-K promulgated under the Securities Exchange Act of 1934, as amended, and applicable registration statement forms under the Securities Act of 1933, as amended; PROVIDED, HOWEVER, that Purchaser shall not have access to (i) Seller's records that do not relate exclusively to the Business or (ii) Seller's records relating to media buying and placement services. In accordance with the terms of that certain confidentiality agreement dated as of November 27, 1995 by and between Purchaser and Seller ("Confidentiality Agreement"), Purchaser agrees that any information provided pursuant to this Section will not be used for any purpose other than in connection with the transactions contemplated by this Agreement, will not be revealed to third parties but will be kept strictly confidential and will be returned, together with all copies of such information, to Seller if, for any reason, the Closing does not take place. Purchaser agrees not to contact, without the prior written consent of Seller (which shall not be unreasonably withheld), any of Seller's customers, suppliers, agents, brokers or third parties.

        6.3. TAXES. The parties hereto will cooperate with each other in connection with any audit by the Internal Revenue Service or any other tax authority of any tax return to the extent relevant to the operations of the Seller prior or subsequent to the Closing Date. The Seller shall have the right to assume responsibility to conduct the defense to any such audit and to file and prepare any amended tax return, claim for refund or tax court petition.

        6.4. BOOKS AND RECORDS. Until the expiration of the applicable statutory period of limitations, or for such longer period if such statutory period is extended, each of the parties hereto will to the extent necessary in connection with any tax or other matters relating to the Seller and relevant to the Business (i) retain and, as each may reasonably request, permit the other and their agents to inspect and copy, all books and records relating to the Business and provide such information from such books and records as may be reasonably requested and (ii) furnish to the other party the information necessary to file required returns with respect to Taxes.

        6.5. CONDUCT OF BUSINESS PENDING THE CLOSING. Except as specifically set forth in Schedule 6.6, from the date hereof until the Closing Date, Seller shall conduct the Business only in the ordinary course and consistent with past practice and will:

              (a) preserve intact the Assets and its current business operations and properties;

              (b) take no action or fail to take such action the consequence of which will cause a breach of or default in any material respect in any contract, agreement, commitment or obligation to which it is a party or by which it may be bound other than breaches and defaults, if any, which would not individually or in the aggregate have a Material Adverse Effect;

              (c) keep at all times full and complete books and records, both consistently and in accordance with generally accepted accounting principles;

              (d) use its best efforts to preserve the form, structure and goodwill of its business organization in tact and preserve its relationship with suppliers, customers and others having business relations with it; and

              (e) not make any sale or distribution of its assets except for the sale of inventory in the ordinary course of business.

        6.6. RESPONSIBILITY FOR PROMOTIONAL ALLOWANCES; RETURN OF PRODUCTS; ADVERTISING.

              (a) Set forth on Schedule 6.6 is a list of trade promotional allowances, coupon redemptions, coop advertising in the form of off-invoice allowances and bill back charges, allowances, promotions, new distribution, and other consumer promotional liabilities and allowances. Seller has not changed in any way its methods of Product distribution, returns policy, trade promotion or trade practices since January 1, 1996 except as disclosed on
Schedule 6.6. All commitments to the trade that will continue or begin after the Closing Date are separately identified on Schedule 6.6.

              (b) Seller and Stockholder shall be responsible for and shall pay, indemnify and hold Purchaser harmless from and against all liability for those items set forth on Schedule 6.6, which consist of:

                    (i) coop advertising which is attributable to programs that ran on or prior to the Closing Date regardless of when it is actually claimed by the account, whether in the form of bill back or off invoice;

                    (ii) coupons actually redeemed on or prior to the Closing Date and coupons delivered to Seller on or prior to the Closing Date but not yet actually redeemed;

                   (iii) all trade promotional allowances and other allowances which generated sales on or prior to the Closing Date; and

                    (iv) all returns of Products during the first four (4) months after the Closing Date but not in excess of $60,000, except for returns of Products that can be identified as part of a full lot of the Inventory sold by Purchaser after the Closing Date, which shall be the responsibility of Purchaser (the "Seller Returns Limit") ((i), (ii), (iii) and (iv) immediately above shall be referred to collectively as the "Retained Returns and Allowances"). Set forth on Schedule 6.6(b)(iv) is a description of Seller's historical returns of Products experience since January 1, 1995. The provisions of Section 11.5(b) hereof shall not be applicable to the provisions of this subparagraph (iv) of this Section 6.6(b), and amounts paid or assumed by Seller and Stockholder under this subparagraph (iv) shall not be applied towards the Cushion Amount (as hereinafter defined).

              (c) Purchaser shall be responsible for and shall pay, indemnify and hold Seller and Stockholder harmless from and against all liability for those items set forth on Schedule 6.6, which consist of:

                   (i) coop advertising which is attributable to programs that run after the Closing Date whether in the form of bill back or off invoice;

                   (ii) coupons actually redeemed after the Closing Date, with the listing of coupons distributed in 1995 and expected to be distributed in 1996 being set forth on Schedule 6.6(c)(ii) attached hereto;

                   (iii) all trade promotional allowances and other allowances which generated sales after the Closing Date; and

                    (iv) all returns of Products which are sold after the Closing Date or in excess of the Seller Returns Limit or which can be identified as part of a full lot of the Inventory sold by Purchaser after the Closing Date ((i), (ii), (iii) and (iv) immediately above shall be referred to collectively as the "Assumed Returns and Allowances"). The provisions of
Section 11.5(b) hereof shall not be applicable to the provisions of this subparagraph (iv) of this Section 6.6(c).

              (d) Except as set forth in Section 6.6(b)(iv) and (c)(iv), the indemnification obligation hereunder shall be governed by the provisions of Section 11 hereof. Purchaser agrees that it shall not induce or encourage the return of Products shipped by Seller on or prior to the Closing Date.

              (e) Seller shall, on or prior to the Closing Date, send termination notices to all of Seller's brokers and Seller shall be responsible for the claims, liabilities, costs and expenses arising out of such terminations. Seller shall execute any and all documents and take whatever other action is necessary to cause Purchaser to receive without cost to Purchaser all right, title and interest in and to all of Seller's advertisements and master copies, free and clear of all liens, charges, claims and encumbrances. Prior to the Closing Seller will exercise its best efforts to facilitate the transition of the distribution of Products from the Seller's brokers to Purchaser's sales personnel, including, without limitation, taking action to prevent the brokers from distributing Products to the trade (except for bona fide sales to retail customers) and arranging for Purchaser's representatives to meet with the brokers.

        6.7.  ANTITRUST COMPLIANCE.

              (a) The parties hereto shall cooperate and use their respective best efforts to take, or cause to be taken, all action necessary, proper or advisable under applicable laws and regulations with respect to antitrust matters, including, without limitation, if applicable, making all filings and submissions under the

HSR Act not heretofore made as may be required in connection with this Agreement and the transactions contemplated hereby. Purchaser shall be responsible for payment of the filing fee for the HSR Act pre-merger notification.

              (b) Subject to the terms of the Confidentiality Agreement, Seller and Purchaser shall seek early termination of any applicable waiting periods under the HSR Act, and will coordinate and cooperate with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing, and in seeking early termination of any applicable waiting periods under the HSR Act. Each of Seller and Purchaser agrees to respond promptly to and fully comply with any request for additional information or documents under the HSR Act. Subject to the terms of the Confidentiality Agreement and applicable law, Seller will provide Purchaser, and Purchaser will provide Seller, with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its Representatives, on the one hand, and any governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

        6.8. REGULATORY COMPLIANCE. From the date of this Agreement until the Closing Date, Seller shall take all action necessary to comply fully and timely with the requirements of the Consumer Product Safety Commission ("CPSC") with regard to the packaging of its Product in child-resistant packaging.

        6.9. CONFIDENTIALITY. From and after the Closing Date, Seller and Stockholder will treat and hold as confidential any information concerning the business and affairs of the Products or the Business which is either non-public, confidential or proprietary in nature, including analyses, compilations, studies or other documents prepared by Seller, Stockholder and their affiliates or any of their agents or employees ("Confidential Information"), refrain form using any of the Confidential Information and deliver promptly to Purchaser or destroy, at the request and option of Purchaser, all tangible embodiments (and all copies) of Confidential Information which are in their possession. In the event that Seller or Stockholder is required by legal proceeding, interrogatory, subpoena, civil investigative demand or similar process to disclose any Confidential Information, Seller or Stockholder will notify Purchaser promptly of the request so that Purchaser may at its expense seek an appropriate protective order or waive compliance with the provisions hereof.

        6.10. EXCLUSIVE DEALING. From the date of this Agreement until the Closing Date, Seller shall not take any action to encourage, initiate or engage in discussions or negotiations with, or provide information to, anyone other than Purchaser concerning any purchase of the Business or the Products or any similar transaction involving the Business or the Products so long as there has been no disclosure or obligation to disclose by Purchaser of a Bank Refusal Notice and no breach by Purchaser of the covenants set forth in Sections 5.5 and/or 5.8 hereof.

                                   ARTICLE VII


  Section 7.  CONDITIONS TO CLOSING.

        7.1. CONDITIONS TO PURCHASER'S OBLIGATIONS. All the obligations of Purchaser under this Agreement are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any or all of which (other than the condition set forth in clause (d) below) Purchaser may waive in writing:

              (a) Seller shall have performed in all material respects all of its obligations under this Agreement required to be performed at or before the Closing, and there shall have been delivered to Purchaser a certificate of an executive officer of Seller, dated the Closing Date, to such effect.

              (b) The representations and warranties of Seller and Stockholder contained in Section 4 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same force and effect as though such representations and warranties had been made as of the Closing Date, and there shall have been delivered to Purchaser a certificate of an executive officer of Seller and Stockholder, dated the Closing Date, to such effect.

              (c) No action or proceeding to enjoin any transaction contemplated by this Agreement shall have been instituted, and no injunction or restraining order in any action or proceeding against any such transaction shall then be in effect.

              (d) All waiting periods pursuant to the HSR Act shall have expired or been terminated and neither the Antitrust Division of the Department of Justice nor the Federal Trade Commission shall have filed suit or threatened to file suit to prevent any transaction contemplated by this Agreement.

              (e) No change that has had a Material Adverse Effect on the Business shall have occurred and shall not be threatened in any way as a result of any event or occurrence; PROVIDED, HOWEVER, that it shall not be deemed to constitute a Material Adverse Effect on the Business if there is a decline in the retail sales of the Products from all outlets of less than twenty-five (25%) percent as measured by the five (5) week period ended March 23, 1996 for powder products and the four (4) week period ended March 16, 1996 for cream products, as compared to the corresponding periods of calendar year 1995, as reported by A.C. Nielsen.

              (f) Seller's contract manufacturers shall have manufactured for Seller on or before April 10, 1996 not less than one million two hundred thousand (1,200,000) units of the Gold Bond Medicated Anti-Itch Cream or obtained an extension to complete the repackaging of Gold Bond Medicated Anti-Itch Cream in accordance with CPSC rules.

              (g) The Bank shall have completed documentation in order to immediately finance the Bank Financing Amount not later than April 30, 1996, time being of the essence.

        7.2. CONDITIONS TO SELLER'S OBLIGATIONS. All the obligations of Seller under this Agreement are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any or all of which (other than the condition set forth in clause (d) below, Seller may waive in writing:

              (a) Purchaser shall have performed in all material respects all of its obligations under this Agreement required to be performed at or before the Closing, and there shall have been delivered to Seller a certificate of an executive officer of Purchaser, dated the Closing Date, to such effect.

              (b) The representations and warranties of Purchaser contained in Section 5 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same force and effect as though such representations and warranties had been made as of the Closing Date, and there shall have been delivered to Seller a certificate of an executive officer of Purchaser, dated the Closing Date, to such effect.

              (c) No action or proceeding to enjoin any transaction contemplated by this Agreement shall have been instituted, and no injunction or restraining order in any action or proceeding against any such transaction shall then be in effect.

              (d) All waiting periods pursuant to the HSR Act shall have expired or been terminated, and neither the Antitrust Division of the Department of Justice nor the Federal Trade Commission shall have filed suit to prevent any transaction contemplated by this Agreement.

              (e) Purchaser shall have delivered to Seller not later than five (5) days prior to the Closing Date the Registration Statement as it is proposed to be filed by Purchaser with the SEC, which Registration Statement shall be in form and substance satisfactory to Seller and Seller's counsel.

              (f) Purchaser shall have immediately available funds for the payment in full of the Cash Consideration not later than April 30, 1996.

        7.3. MATERIALITY OF CONDITIONS. Notwithstanding anything contained herein, if any condition to closing in Section 7.1(a), (b) or (e) hereof is not satisfied, but the event or occurrence that resulted in the failure to satisfy the closing condition does not have or threaten in any way to have, in the aggregate, a Material Adverse Effect on the Business, then Purchaser shall nevertheless consummate the transaction contemplated by this Agreement. Seller and Stockholder shall indemnify, defend and hold harmless Purchaser from and against any loss or liability arising from the event or occurrence that resulted in the failure to satisfy the closing condition pursuant to Section 11 hereof, except that the Cushion Amount set forth in
Section 11.5(b) hereof shall not apply.

                              ARTICLE VIII

  Section 8. CLOSING DOCUMENTS. On the Closing Date and as a further condition to the obligations of Purchaser and Seller to close hereunder:

        8.1.  DOCUMENTS TO BE DELIVERED BY SELLER AND STOCKHOLDER.

Seller and Stockholder shall deliver to Purchaser:

              (a) A bill of sale in substantially the form of Exhibit C hereto, conveying to Purchaser good and marketable title to all of the tangible assets to be acquired by Purchaser hereunder;

              (b) One or more assignments in substantially the form of Exhibit D hereto, with all consents necessary for Purchaser's unencumbered enjoyment of the Assets to be transferred hereunder, assigning to Purchaser all of the leases, contracts and other agreements to be assigned to Purchaser hereunder;

              (c) An assignment in substantially the form of Exhibit E hereto, assigning to Signal good and marketable title to all of Seller's trademarks and Seller's other intangible assets related to the Products;

              (d) The originals of the leases, contracts and other agreements to be assigned to Purchaser hereunder;

              (e) Certificates of the appropriate officers of the Seller, dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in Section 7.1; and

              (f) Any other documents or instruments which may reasonably be required to give the transactions contemplated herein full force and effect.

        8.2. DOCUMENTS TO BE DELIVERED BY PURCHASER. Purchaser shall deliver to Seller:

              (a) The balance of the Purchase Price set forth in Section 3 hereof in certified funds or by means of wire transfer;

              (b) One or more agreements of assumption whereby Purchaser assumes all of Seller's and Stockholder's liabilities and obligations to be assumed by Purchaser hereunder;

              (c) Certificates of the appropriate officers of the Purchaser, dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in Section 7.2; and

              (d) Any other documents or instruments which may reasonably be required to give the transactions contemplated herein full force and effect.


        Unless otherwise provided in this Agreement, all documents and instruments delivered hereunder shall be dated the Closing Date and shall be reasonably satisfactory as to form and content to each party and its respective counsel.

                                 ARTICLE IX

  Section 9.  PRODUCT LIABILITY RESPONSIBILITY.

        9.1. PRODUCTS SOLD BY SELLER. As between the Seller and the Purchaser, Seller and Stockholder shall have sole responsibility and shall be liable for any and all demands, actions, claims, losses, damages and costs and expenses (including, without limitation, attorneys' fees) ("Liability Claim") for personal injury, property damage or other events or circumstances which arise from use of the Products and which occur prior to the Closing Date, regardless of when such Liability Claim is brought.

        9.2. PRODUCTS SOLD BY PURCHASER. Except as provided in Section 9.1, as between the Seller and the Purchaser, Purchaser shall have sole responsibility and shall be liable for any and all demands, actions, claims, losses, damages and costs and expenses (including, without limitation, attorneys' fees) ("Liability Claim") for personal injury, property damage or other events or circumstances which arise from use of the Products and which occur on or after the Closing Date, regardless of when such Liability Claim is brought.

        9.3. INDEMNIFICATION BY SELLER AND STOCKHOLDER. Seller and Stockholder, jointly and severally, shall indemnify Purchaser and hold it harmless from all Indemnified Amounts, as hereinafter defined, incurred or suffered by Purchaser arising out of any Liability Claim for which Seller and Stockholder have liability pursuant to this Section 9. The indemnification obligation hereunder shall be governed by the provisions of Section 11 hereof.

        9.4. INDEMNIFICATION BY PURCHASER. Purchaser shall indemnify Seller and Stockholder and hold them harmless from all Indemnified Amounts incurred or suffered by Seller and Stockholder arising out of any Liability Claim for which

Purchaser has liability pursuant to this Section 9. The indemnification obligation hereunder shall be governed by the provisions of Section 11 hereof.

                                  ARTICLE X

  Section 10.  TERMINATION

        10.1. RIGHT OF TERMINATION. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

               (a) at any time, by mutual written consent of Seller and Purchaser; or

               (b) by Seller without liability to Purchaser but subject to the provisions of Section 3.3(c) hereof, if the Closing has not occurred by April 30, 1996 due to Purchaser's inability to fund the Purchase Price; or

               (c) by Seller or Purchaser without liability to the other party (except as set forth in Section 10.2 hereof) if the Closing has not occurred on or before June 30, 1996 due to failure by the other party to satisfy the conditions to obligations of the terminating party set forth in
Article VII hereof; or

               (d)  at any time, by Seller and subject to the provisions of
Section 3.3(c) hereof, if Seller has received from Purchaser, or if Purchaser is obligated to deliver to Seller, a Bank Refusal Notice and Purchaser has not provided the Shortfall Amount as provided in Section 3.3(c) hereof.

        10.2.  LIABILITY FOR BREACH.  Subject to the provisions of Section
3.3 hereof, there shall be no liability or obligation under this Article X on the part of Seller or Purchaser, except that Seller or Purchaser, as the case may be, may have liability to the other party if the basis of termination is a willful, material breach by Seller or Purchaser, as the case may be, of one or more of the provisions of this Agreement, and except that the obligation to treat information in a confidential manner, as set forth in the Confidentiality Agreement and Section 6.2 hereof and the obligations relating to nondisclosure in Section 14.2, shall survive any such termination.

                                  ARTICLE XI

  Section 11.  INDEMNIFICATION; SURVIVAL.

        11.1. SURVIVAL; REMEDY FOR BREACH. The covenants, agreements, representations and warranties of the parties hereto contained herein or in any certificate, Schedule or other writing attached hereto, or required by the terms hereof to be delivered (and so delivered), by the parties on the Closing Date shall survive the Closing Date for a period equal to fifteen
(15) months ("Indemnity Period").

Notwithstanding the preceding sentence, any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this
Article XI shall survive the time at which it would otherwise terminate if notice of the inaccuracy or breach thereof, which shall include with reasonable specificity the elements of such claim, shall have been given to the party against whom such indemnity may be sought prior to such time.

        11.2.  INDEMNIFICATION BY SELLER AND STOCKHOLDER.

               (a) Subject to the terms and conditions set forth herein, Seller and Stockholder, jointly and severally, hereby indemnify Purchaser against and agree to hold it harmless from any and all damage, loss, liability, expense (including, without limitation, reasonable attorneys' fees and expenses in connection with any action, suit or proceeding brought against or involving Purchaser) and cost (collectively, "Purchaser Indemnified Amounts") incurred or suffered by Purchaser arising out of (i) any misrepresentation or breach of warranty, or breach of any covenant or agreement to be performed by Seller and Stockholder pursuant to this Agreement, (ii) all Taxes with respect to the Business and the Assets for all periods up to and including the Closing Date; (iii) any product liability claim for which Seller and Stockholder are liable pursuant to Section 9 hereof; and (iv) except for the Assumed Liabilities, any and all damages, losses, expenses, obligations, liabilities or deficiencies incurred or paid by Purchaser as a result of a claim of any kind arising from the operation, business or ownership of the Assets or the Business on or prior to the Closing Date. The agreements and indemnities of Seller and Stockholder contained herein shall be cumulative, except that Purchaser shall not recover more than once for the same Purchaser Indemnified Amount. Seller and Stockholder shall not be liable for consequential or punitive damages.

               (b) Purchaser agrees to give notice to Seller promptly after learning of the assertion of any claim, or the commencement of any suit, action or proceeding, in respect of which indemnity may be sought hereunder. The failure of Purchaser to give such notice in sufficient time to prevent Seller and Stockholder from being materially prejudiced in the defense of such claim, suit, action or proceeding shall constitute a waiver of Purchaser's rights hereunder in respect of the claim, suit, action or proceeding with respect to which such notice was required to have been given hereunder.

               (c)  Seller and Stockholder shall not be liable under this
Section 11.2 for any settlement of any claim, litigation or proceeding effected without their consent in respect of which indemnity may be sought hereunder.

               (d) The amount required to be paid to Purchaser by Seller and Stockholder for any Purchaser Indemnified Amounts hereunder shall be an amount reduced by (i) the tax benefits available to Purchaser and (ii) any amount received by Purchaser under any insurance coverage or from any other party alleged to be responsible therefor. Such amounts shall be paid not later than thirty (30) days after receipt by Seller and Stockholder of written notice from Purchaser stating that such Purchaser Indemnified Amounts have been incurred (and, in the case of claims of third parties, paid) and the amount thereof and of the related indemnity payment; PROVIDED, HOWEVER, that any disputed amounts shall be due and payable within thirty (30) days after such amounts are finally determined to be owing by Seller and Stockholder to Purchaser.


        11.3.  INDEMNIFICATION BY PURCHASER.

               (a) Subject to the terms and conditions set forth herein, Purchaser hereby indemnifies Seller and Stockholder against and agrees to hold them harmless from any and all damage, loss, liability, expense (including, without limitation, reasonable attorneys' fees and expenses in connection with any action, suit or proceeding brought against or involving Seller and Stockholder) and cost (collectively, "Seller Indemnified Amounts" and together with Purchaser Indemnified Amounts, the "Indemnified Amounts") incurred or suffered by Seller and Stockholder arising out of (i) any misrepresentation or breach of warranty, or breach of any covenant or agreement to be performed by Purchaser pursuant to this Agreement; (ii) any Assumed Liabilities; (iii) all Taxes with respect to the Business and the Assets for all periods following the Closing Date; (iv) any product liability claim for which Purchaser is liable pursuant to Section 9 hereof; and (v) except as otherwise expressly provided in this Agreement, any and all damages, losses, expenses, obligations, liabilities or deficiencies incurred or paid by Seller and Stockholder as a result of a claim of any kind arising from the operation, business or ownership of the Assets or the Business after the Closing Date. The agreements and indemnities of Purchaser contained herein shall be cumulative, except that Purchaser shall not recover more than once for the same Seller Indemnified Amount. Purchaser shall not be liable for consequential or punitive damages.

               (b) Seller agrees to give notice to Purchaser promptly after learning of the assertion of any claim, or the commencement of any suit, action or proceeding, in respect of which indemnity may be sought hereunder. The failure of Seller to give such notice in sufficient time to prevent Purchaser from being materially prejudiced in the defense of such claim, suit, action or proceeding shall constitute a waiver of Seller's and Stockholder's rights hereunder in respect of the claim, suit, action or proceeding with respect to which such notice was required to have been given hereunder.

               (c) Purchaser shall not be liable under this Section 11.3 for any settlement of any claim, litigation or proceeding effected without its consent in respect of which indemnity may be sought hereunder.

               (d) The amount required to be paid to Seller and Stockholder by Purchaser for any Seller Indemnified Amounts hereunder shall be an amount reduced by (i) the tax benefits available to Seller and Stockholder and (ii) any amount received by Seller under any insurance coverage or from any other party alleged to be responsible therefor. Such amounts shall be paid not later than thirty (30) days after receipt by Purchaser of written notice from Seller stating that such Seller Indemnified Amounts have been incurred and the amount thereof and of the related indemnity payment; PROVIDED, HOWEVER, that any disputed amounts shall be due and payable within thirty (30) days after such amounts are finally determined to be owing by Purchaser to Seller and Stockholder.

        11.4. CONDUCT OF LITIGATION. Each party indemnified under the provisions of this Agreement, upon receipt of written notice of any claim or the service of a summons or other initial legal process upon it in any action instituted against it in respect of the agreements contained in this Agreement, shall promptly give written notice of such claim, or the commencement of such action, or threat thereof, to the party from whom indemnity shall be sought hereunder. Each indemnifying party shall be entitled at its own expense to participate in the defense of such claim or action, or, if it shall elect, to assume such defense, in which event such defense shall be conducted by counsel chosen by such indemnifying party, and the indemnified party shall bear all fees and expenses of any additional counsel retained by it. If the indemnifying party shall elect not to assume the defense of such claim or action, such indemnifying party will reimburse such indemnified party for the reasonable fees and expenses of any counsel retained by such indemnified party, and shall be bound by the results obtained by the indemnified party; PROVIDED, HOWEVER, that no such claim or action shall be settled without the written consent of the indemnifying party.

        11.5.  LIMITATIONS ON INDEMNIFICATION.

               (a) Notwithstanding anything to the contrary contained herein, the Seller and Stockholder shall be obligated to indemnify the Purchaser, and the Purchaser shall be obligated to indemnify the Seller and Stockholder, for the applicable Indemnified Amounts hereunder only up to a maximum aggregate amount not to exceed Ten Million ($10,000,000) Dollars.

               (b) Notwithstanding anything to the contrary contained herein, neither Seller and Stockholder nor Purchaser shall be entitled to any recovery from the other with respect to any breach of warranty or representation set forth herein or the indemnification provided for in Sections 9 or 11 hereof unless and until the aggregate amount of the applicable Indemnified Amounts suffered, sustained or incurred by the asserting party, or to which such party becomes subject, sustained or incurred by the asserting party, or to which such party becomes subject, by reason of such breach or indemnity, shall exceed in the aggregate Five Hundred Thousand ($500,000) Dollars (the "Cushion Amount"). In the event that the sum of the applicable Indemnified Amounts for which no indemnification has been made hereunder (the "Aggregate Indemnified Amount") shall exceed the Cushion Amount, then subject to the terms and conditions hereof the indemnifying party shall pay to the indemnified party the amount by which the Aggregate Indemnified Amount exceeds the Cushion Amount. The provisions of this Section 11.5(b) shall not be applicable to product liability of Seller and Purchaser pursuant to Section 9 hereof, the Assumed

Liabilities of Purchaser or the Retained Liabilities of Seller and Stockholder, respectively, pursuant to Section 2 hereof or as provided in
Section 7.3.

        11.6. INSURANCE. Each of the Purchaser and Seller shall use their best efforts to collect the insurance proceeds pursuant to Subsections 11.2(d) and 11.3(d) hereof. If the Purchaser or Seller, as the case may be, receives an amount under insurance coverage, an amount is paid on its behalf under insurance coverage, or from any other party with respect to the Indemnified Amounts at any time subsequent to any indemnification provided by Seller and Stockholder or Purchaser pursuant to these Sections 11.2 and 11.3 hereof, then Purchaser or Seller and Stockholder, as the case may be, shall promptly reimburse the other for any payment made or expense incurred by the indemnifying party in connection with providing such indemnification up to such amount received by the indemnified party.

                                  ARTICLE XII

 Section 12.  INVENTORY VALUE.

              (a)  For purposes of this Agreement, the term "Inventory
Value" means the aggregate value of the Inventory calculated on a basis consistent with Seller's accounting procedures and in accordance with generally accepted accounting principles. Schedule 12 sets forth the cost per unit of each of Seller's products.

              (b) On the Closing Date, or as soon thereafter as practicable, the parties shall jointly conduct a physical count of the Inventory as of the Closing Date. Within thirty (30) days after the Closing Date, Seller shall make or cause to be made a calculation of the Inventory Value as of the Closing Date (the "Calculation"). The Calculation shall be made by appropriate accounting personnel in accordance with generally accepted accounting principles applied consistently with Seller's past practices. Seller shall promptly provide Purchaser with a copy of the Calculation and all work papers associated therewith.

              (c) If Purchaser disagrees with all or any part of the Calculation, Purchaser shall have the right to notify Seller of such disagreement and its reasons for so disagreeing, in which case Seller and Purchaser shall attempt to resolve the disagreement. If within ten (10) days after the delivery of the Calculation and all work papers associated therewith to Purchaser, Seller and Purchaser are unable to resolve the differences, if any, arising as a result of the Calculation, they or either of them shall submit a statement of all unresolved differences together with copies of the Calculation to a mutually agreed-upon "Big Six" accounting firm (the "Accountants") for a binding and nonappealable determination to be rendered within thirty (30) days after such submission. All fees and expenses of the Accountants incurred in this capacity shall be billed to and shared by Seller and Purchaser equally.

              (d) If, upon completion of the Calculation and resolution of any differences between the parties arising therefrom, the Calculation reflects an Inventory Value that is either less than or in excess of Two Million ($2,000,000) Dollars, the Purchase Price will be reduced or increased, as the case may be, by the amount of such difference, and Purchaser will pay the amount of any such increase to Seller or Seller will pay the amount of any such decrease to Purchaser, in immediately available funds, within five (5) business days after the final determination of the Inventory Value pursuant to this Section 12.

              (e) In the event that on or prior to the Closing Date the retrospective validation currently being conducted by Old 97's independent expert with respect to the Old 97 inventory (as more fully described in Schedule 4.12 attached hereto), concludes that the Old 97 inventory is within specification and Purchaser's own independent expert agrees with the retrospective validation, then the Old 97 inventory shall be included in the Inventory purchased by Purchaser hereunder, subject to such inventory meeting the conditions of the last sentence of Section 4.4 hereof. In the event the Old 97 inventory is considered by Purchaser's own independent expert to have been adequately validated it shall be deemed to be Acquired Inventory, and if this occurs prior to the Closing Date it will be included in the Calculation of Inventory Value on the Closing Date, and if after the Closing Date, Purchaser shall purchase it at the Inventory Value thereof. If a payment is due to Seller from Purchaser after the Closing Date for such additional Acquired Inventory, payment shall be made via wire transfer within five (5) business days after such Old 97 inventory is determined by Purchaser's own independent expert to have been adequately validated. Any Old 97 inventory which is not considered by Purchaser's own independent expert to have been adequately validated shall be referred to as "Excluded Inventory". Seller may hold such Excluded Inventory until a final determination has been made with respect to Seller's claims against Old 97 with respect to the Old 97 inventory. Promptly but in no event more than thirty (30) days after such final determination, Seller shall cause the Excluded Inventory to be destroyed at Seller's cost and expense and shall certify to Purchaser the name and location of the contractor which destroyed such Excluded Inventory and the date of destruction or, at the option of Purchaser, allow a representative of Purchaser to observe the destruction of such Excluded Inventory.

                              ARTICLE XIII

  Section 13.  CLOSING

        13.1. CLOSING. Subject to Section 10 hereof, the term "Closing Date" as used in this Agreement shall mean 10:00 A.M. on the second business day following satisfaction or waiver of all conditions set forth in Article VII hereof, time being of the essence. The Closing shall be held at the offices of Seller's counsel or at such other location as shall be agreed to be the parties.

                               ARTICLE XIV

  Section 14.  MISCELLANEOUS.

        14.1. NOTICES. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered or certified mail or overnight special delivery, postage prepaid, addressed as follows:

         To Seller:

         Martin Himmel Inc.
         450 Park Avenue, Suite 501
         New York, NY 10022
         Attention: Mr. Jeffrey S. Himmel

         To Stockholder:

         Mr. Jeffrey S. Himmel
         c/o Martin Himmel Inc.
         450 Park Avenue, Suite 501
         New York, NY 10022

         Copy to:

         Tashlik, Kreutzer & Goldwyn P.C.
         833 Northern Boulevard
         Great Neck, NY 11021
         Attention: Martin M. Goldwyn, Esq.

         To Purchaser:

         Signal Investment & Management Co.
         1105 North Market Street
         Suite 1300
         Wilmington, Delaware 19890
         Attention: Robert E. Bosworth, President

         Chattem, Inc.
         1715 West 38th Street
         Chattanooga, TN 37409
         Attention: Robert E. Bosworth, Executive Vice President

          Copy to:

          Miller & Martin
          1000 Volunteer Building
          832 Georgia Avenue
          Chattanooga, TN 37402
          Attention: A. Alexander Taylor II, Esq.

or such other addresses as shall be furnished by like notice by such party. Any such notice or communication shall be effective two days after it is sent.

        14.2. NONDISCLOSURE OF AGREEMENT. Purchaser and Seller shall make no public disclosure regarding the negotiations between the parties, the existence of this Agreement or the specific financial and other terms and conditions of this Agreement, unless such disclosure is agreed upon by prior written approval of the parties hereto or unless required by law (in which case the disclosing party shall, if practicable, prior to disclosure, advise and consult with the other party and its counsel concerning such disclosure), except by Seller to its brokers, employees, suppliers, customers, broadcasters and other third parties in the ordinary course to advise them of the transaction. No press release regarding this Agreement shall be made by either party until such press release is approved in writing by both parties.

        14.3. BROKERS. Seller and Purchaser each represents to the other that it has not dealt with any broker for this transaction other than TM Capital Corp. (the "Broker") and has not employed any other investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or a commission upon the consummation of the transactions contemplated hereby. Seller shall be responsible for and shall pay all commissions, fees and expenses of the Broker. Purchaser and Seller agree to indemnify and hold each other harmless from and against any loss, damage, liability, cost or expense (including reasonable attorneys' fees) suffered or incurred as a result of any breach of the foregoing representations.

        14.4. EXPENSES. All legal, accounting and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Purchaser shall be responsible for and shall pay the costs of any transfer taxes as a result of the transfer of the Assets.

        14.5. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may be assigned by either party only with the prior written consent of the other party.

        14.6. ENTIRE AGREEMENT; AMENDMENT. This Agreement and the Confidentiality Agreement embody the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect thereto. This Agreement may be amended, and any provision hereof waived, but only in a writing signed by each of the parties hereto.

        14.7. COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall together constitute one and the same instrument.

        14.8. AGREEMENT TO TAKE NECESSARY AND DESIRABLE ACTIONS. Seller, Stockholder and Purchaser each agree to use its best efforts to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

        14.9. HEADINGS. The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.

        14.10. GOVERNING LAW. This Agreement shall be governed by and interpreted under the laws of the State of Delaware applicable to contracts made and to be performed therein without giving effect to the principles of conflict of laws thereof. Except in respect of any action commenced by a third party in another jurisdiction, the parties hereto agree that any legal suit, action or proceeding against them arising out of or relating to this Agreement shall be brought exclusively either in (i) the United States Federal Courts or New York Supreme Court, in the State of New York or (ii) the United States Federal Courts or the Courts of Chancery or Superior Court in the State of Delaware. The parties hereto hereby accept the jurisdictions of such courts for the purpose of any such action or proceeding, and agree that venue for any action or proceeding (i) brought in the State of New York shall lie in the Southern District of New York or Supreme Court, New York County, as the case may be and (ii) brought in the State of Delaware shall lie in the Federal District of Delaware or the Courts of Chancery or Superior Court, New Castle County, as the case may be. Each of the parties hereto hereby irrevocably consents to the service of process in any action or proceeding in such courts by the mailing thereof by United States registered or certified mail postage prepaid to such party at its address set forth herein.

        14.11. CONSENTS. Seller and Purchaser shall, on and prior to the Closing Date, use their best efforts to obtain from each person, firm, association, corporation and governmental authority all consents and approvals which are necessary to authorize and validate the sale, transfer and assignment of the Assets to be assigned to Purchaser, and otherwise to effectuate the purposes of this Agreement.

        14.12. NO IMPLIED WAIVER. No failure or delay on the part of the parties hereto to exercise any right, power or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. All rights and remedies granted herein shall be in addition to other rights and remedies to which the parties may be entitled at law or in equity.

        14.13. COVENANT NOT TO COMPETE. Seller and Stockholder and each of their affiliates agree that for a period of four (4) years after the Closing Date, neither they nor any of their affiliates will, directly or indirectly, in the Territory (as hereinafter defined), own, manage, operate, join, control or participate in the ownership, management, operation or control of, any business whether in corporate, proprietorship or partnership form or otherwise in any business or organization any part of which engages in the manufacture, advertising, marketing or sale of (i) medicated anti-itch adult products in any form, including powders, lotions, or creams where there is an anti-itch claim; (ii) any skin powder product; (iii) products in any form for the treatment and prevention of diaper rash, and the chafing, minor skin irritation and wetness associated with diaper rash; (iv) skin care products in any form where there is a claim or benefit of itch or pain relief due to cuts, burns, rashes, dry skin, scrapes, prickly heat, sunburn, insect bites or poison ivy, oak or sumac so long as such product contains an anti-pruritic active ingredient to relieve itch; or (v) products in any form for the treatment and prevention of athlete's foot or jock itch; or (vi) any products that utilize the claim itch relief on the front panel or carton, in advertising or in promotional programs; PROVIDED that Seller and Stockholder may own capital stock or other securities of any corporation which markets one or more products which are described in clauses (i) through (vi) above, the securities of which are publicly owned and regularly traded in the over-the-counter market or on a national securities exchange, provided that Seller and Stockholder do not acquire beneficial ownership (as determined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of more than five (5%) percent of the issuer's outstanding securities of that class and Seller and Stockholder do not otherwise engage in any activity that is restricted by the foregoing provisions of this paragraph. As used herein, the term "Territory" shall mean any country in which Seller as of the Closing Date has a trademark registration or trademark application for the Business. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage. In the event that the provisions of this Section should ever be deemed to exceed the limitation provided by applicable law, then the parties hereto agree that such provisions shall be reformed to set forth the maximum limitations permitted.

     IN WITNESS WHEREOF, this Agreement has been duly executed on behalf of each of the parties hereto by their duly authorized officers as of the day and year first above written.

                                       CHATTEM, INC.

                                       By: /s/ Robert E. Bosworth
                                           -------------------------------
                                           Robert E. Bosworth
                                           Executive Vice President

                                       SIGNAL INVESTMENT &
                                       MANAGEMENT CO.

                                       By: /s/ Robert E. Bosworth
                                           -------------------------------
                                           Robert E. Bosworth
                                           President

                                       MARTIN HIMMEL INC.

                                       By: /s/ Jeffrey S. Himmel
                                           -------------------------------
                                           Jeffrey S. Himmel
                                           Chairman, Chief Executive Officer

                                       /s/ Jeffrey S. Himmel
                                       ----------------------------------
                                       Jeffrey S. Himmel